August 20, 2008

VIA EDGAR AND OVERNIGHT MAIL

Mr. Terry French
Accountant Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, DC 20549

Re:	NW Tech Capital, Inc.
Form 10-KSB for the year ended December 31, 2007 Filed on March 31, 2008 File No. 0-26913

Dear Mr. French:

We are counsel to NW Tech Capital, Inc. (“NW Tech,” the “Company,” or “our client”). On behalf of our client, we respond as follows to the comments of the Securities and Exchange Commission’s staff (the “Staff”) dated July 17, 2008, relating to the above-captioned Annual Report. Except as otherwise indicated, captions and page references herein correspond to those set forth in Amendment No. 1 to Form 10K-SB for the Year Ended December 31, 2007 (“Amendment No. 1”), a copy of which has been marked with the changes from the initial filing. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Comment: It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s assessment of internal control over financial reporting.

Management has performed its assessment of internal control over financial reporting and has included such assessment under “Item 8A - Controls and Procedures” in this Amendment No. 1.

Comment No. 2: In addition, please consider whether management’s failure to perform or complete its report internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosures as appropriate.

Management respectfully believes that it is not necessary to revise its earlier conclusions regarding the effective of its disclosure controls and procedures since management has completed its report on internal control over financial reporting and has concluded that, as of December 31, 2007, its internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Mr. Terry French
Securities and Exchange Commission

Comment No. 3: Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

The Company has revised the certifications provided by its officers under Item 601(b)(31) as requested. In addition, the Company has provided a currently dated certification under Item 601(b)(32). Please see Exhibits 31 and 32.

Furthermore, in connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at 212-752-9700 if you have any questions.

Very truly yours,

/s/ Kristin J. Angelino
Kristin J. Angelino
cc: NW Tech Capital, Inc.